Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Elects New Board Member

Saskatoon, Saskatchewan, Canada, May 15, 2012

Cameco (TSX: CCO; NYSE: CCJ) announced the election of new board member Ian Bruce at the company’s annual meeting today.

Bruce, a chartered accountant and former co-chairman of the board of independent investment dealer Peters & Co. Limited, brings extensive experience in investment banking, finance, and mergers and acquisitions, and has provided investment underwriting and advisory services to energy industry corporations, institutional investors and private clients.

“Ian’s experience with capital markets and investment banking will further enhance the quality of the board’s decision-making and its oversight of management and our business affairs,” said board chair Victor Zaleschuk.

Shareholders also re-elected board members Daniel Camus, John Clappison, Joe Colvin, James Curtiss, Donald Deranger, Tim Gitzel, James Gowans, Nancy Hopkins, Oyvind Hushovd, Anne McLellan, Neil McMillan and Victor Zaleschuk.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190